Shareholder meeting
results (Unaudited)

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for		Votes against 		Abstentions
49,484,339 		2,463,187 		1,796,442


All tabulations are rounded to the nearest whole number.